SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 1, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

Enclosures:

1.               Nokia Press Release, August 1, 2005 and titled:

“Nokia moves forward with management succession plan”

PRESS RELEASE
August 1, 2005

Nokia moves forward with management succession plan

• Olli-Pekka Kallasvuo appointed President and COO of Nokia Corporation as of October 1, 2005, and President and CEO effective June 1, 2006

• Jorma Ollila continues as Chairman and CEO until June 1, 2006, and it is proposed he continue as Non-Executive Chairman from that date

• Pekka Ala-Pietilä resigns from Nokia on February 1, 2006

Espoo, Finland – Nokia continues the renewal of its leadership while maintaining continuity in its Group Executive Board.

The Board of Directors has appointed Olli-Pekka Kallasvuo, 52, President and Chief Operating Officer effective October 1, 2005, and President and Chief Executive Officer from June 1, 2006.  Mr. Kallasvuo joined Nokia in 1980 and currently heads the Mobile Phones business group. Prior to this he worked as the company’s Chief Financial Officer.

The Corporate Governance and Nomination Committee of the Board of Directors will propose to the next annual general meeting that Chairman and Chief Executive Officer Jorma Ollila, 54, continues after June 1, 2006 as Non-Executive Chairman. The Committee has received Mr. Ollila’s confirmation that he is available for this position.

Nokia’s current President, Pekka Ala-Pietilä, will resign to pursue personal interests. He will take on the role of Executive Advisor as of October 1 and leave Nokia on February 1, 2006.

Paul Collins, Vice Chairman of the Nokia Board, says: “The Nokia Board has had in place a succession process in anticipation of Jorma Ollila’s retirement with the objective of maintaining vitality, adapting to a rapidly evolving industry, and ensuring continuity. The Board is convinced that Olli-Pekka Kallasvuo, with his strong industry credentials and over 20 years of experience at Nokia, will provide the required leadership for the Company in the future.”

“Jorma Ollila, our CEO for over 13 years and Chairman for over 6 years, has built the modern Nokia that we know today. Therefore we are pleased that Mr. Ollila has agreed to remain as the Chairman of the Board. This will provide for an orderly transition while giving the Company access to his understanding of our business, our industry and its challenges and opportunities.”

“The Board also expresses its sincere thanks to Pekka Ala-Pietilä for his years of commitment, contribution, and leadership, as he has decided to leave Nokia and take on new challenges.”

Olli-Pekka Kallasvuo says:  “It is a privilege to be offered this position. Nokia is a dynamic company in a fast-changing and fluid environment. I look forward to working together with our team to help Nokia shape the future of mobile communications at a pivotal time for the industry. Together we will continue to create great products and solutions that will delight our customers.”

Jorma Ollila says: “I strongly believe in renewal at all levels of the company. I have been in charge of operations at Nokia since 1992, and these have been exciting, unforgettable years. I remain strongly committed to Nokia and am keen to continue contributing to Nokia’s strategy and renewal, helping it to build on its position as the undisputed leader in mobility.”

Pekka Ala-Pietilä says: “I have spent over two great decades at Nokia, during which the company and the industry have undergone seismic changes. It has been fascinating to work with such committed people and build a global leader, but I now feel that it is a time for a change. I leave a team that I know retains all the ingredients for future success.”

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia Investor Relations

Europe, tel. +358 7180 34962

U.S., tel. +1 914 368 0535

www.nokia.com

Nokia will organize a press conference and live Webcast at 3 p.m. EET (2:00 p.m. CET) at its head office, Keilalahdentie 4, Espoo, Finland. The webcast will be made available at: www.nokia.com/press/pressconference01082005

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2005	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel